
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# Form 6-K

# REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2002

## Harmony Gold Mining Company Limited

PO Box 2
Randfontein, 1760
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____    No __X__



# Harmony Gold Mining Co. Ltd.
# NEWS RELEASE

**HARMONY ACQUIRES 83.22% OF HILL 50**

**Johannesburg, 18 March 2002** – Harmony today announced that it had acquired an 83.22% fully diluted interest in Hill 50.

Harmony currently has a shareholding of 81.18% in the shares of Hill 50 and a relevant interest of 97.26% of the Hill 50 listed options.

The company extended its offers by a week to give the remaining shareholders time to accept the offers.

The Harmony offers are now scheduled to close on Friday, 22 March 2002.

**Ends**

For immediate release
Monday
18 March 2002
For further details
contact:

**SOUTH-AFRICA**

**Bernard Swanepoel**
on +27(0)83-303-9922

or

**Ferdi Dippenaar**
on +27(0)82-807-3684

**AUSTRALIA**

**Ted Grobicki**
on +27(0)83-375-4345

or

**Peter Bacchus**
on +61(0)410-679-736

**Issued by Harmony Gold
Mining Company Limited**

**Contact:**
**Corné Bobbert**
**Tel +27 11 411 2036**
**Fax +27 11 411 2169**
**Mobile +27(0)83 380 6614**

**E-mail:**
cbobbert@harmony.co.za

**Web Site:**
www.harmony.co.za

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 18, 2002

Harmony Gold Mining Company Limited

By:_____

Name: Fred Baker

Title: Company Secretary